UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FTC Solar, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-40350	81-4816270
(State or other jurisdiction of incorporation)	(Commission File Number)	I.R.S. Employer Identification No.

10900 Stonelake Blvd, Suite 100, Quarry Oaks II Building Austin, Texas		78759
(Address of principal executive offices)		(Zip code)

Cathy Behnen
Chief Financial Officer
(512) 481-4271
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Conflict Minerals Disclosure and Report (this “Report”) for FTC Solar, Inc. (the “Company", “we”, “our", or “us”) covers the period from January 1, 2025 to December 31, 2025 (the “Reporting Period”) and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act relates to conflict minerals and requires companies subject to the Act to file a Form SD annually with the United States Securities and Exchange Commission to disclose whether columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to the tungsten, tantalum, tin, and gold (collectively referred to as “3TG”), used in their products benefited, directly or indirectly, armed groups in the Democratic Republic of the Congo and adjoining countries (collectively, the “Covered Countries”). This Report describes the design and implementation of the conflict minerals due diligence measures that we have undertaken during the Reporting Period, including a description of how these measures were designed to determine, to our knowledge, the source mines, countries of origin, and processing facilities for 3TG contained in components used in our products.

We are a global provider of solar tracker systems. Solar tracker systems move solar panels throughout the day to maintain an optimal orientation relative to the sun, thereby increasing the amount of solar energy produced at a solar installation. Our one module-in-portrait ("1P") solar tracker system is marketed under the Pioneer brand name ("Pioneer"), and our original two-modules-in-portrait ("2P") solar tracker system is marketed under the Voyager brand name (“Voyager”).

We have implemented a Global Trade Compliance and Sanctions Policy in which we are committed to complying with applicable U.S. or other trade compliance laws and regulations. Pursuant to this policy, we will not do business with parties or countries (or territories) that are subject to sanctions or embargoes, and we will not support prohibited activities or organizations. In addition, in accordance with our Supplier Code of Conduct, we expect our suppliers and contractors to adhere to all applicable laws and regulations. Our Supplier Code of Conduct covers areas of ethics and integrity, environment, health and safety, and labor and human rights and provides for annual acknowledgment from our suppliers of their compliance with our policy.

Effective November 12, 2025, we increased our ownership interest in Alpha Steel from 45% to 100%. Alpha Steel provides us with the ability to manufacture and deliver certain products, including torque tubes, couplers, and certain other items, to our domestic customers seeking U.S.-based content. We also outsource manufacturing of various other equipment to a limited number of contract manufacturing partners, including some that are based internationally. We, including Alpha Steel, do not purchase raw ore or unrefined 3TG directly, and we make no purchases in the Covered Countries. As a result, and as described more fully below, we rely on our contract manufacturing partners to provide information on the origin of the 3TG contained in our products.

We reviewed our product offerings to our customers and, based on the design specifications of each of our products, determined that 3TG are necessary to the functionality or production of our electronic row and zone controllers. We determined which contract manufacturing suppliers provided these controllers during 2025 and requested that they provide information regarding the source of the 3TG used in the products supplied to us and to provide supporting documentation.

Our contract manufacturers of electronic row and zone controllers have each established responsible minerals sourcing policies and have implemented due diligence measures for responsible sourcing. Each also conducted a reasonable country of origin inquiry using a template known as the Conflict Minerals Reporting Template (the “CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a company’s supply chain. The CMRT is widely adopted by many companies in their due diligence processes relating to 3TG.

With regard to products that are manufactured for us that contain 3TG, two of our contract manufacturers received responses from 100% of the relevant suppliers surveyed and one of our contract manufacturers received responses from more than 75% of the suppliers surveyed.

Of 230 smelters and refiners identified from the responses received, 201 are currently listed as having obtained Conformant status, 3 are listed as having obtained Active status and 20 others are listed as eligible to undergo a Responsible Minerals Assurance Process ("RMAP") assessment based on the criteria in the applicable RMI standard. "Conformant" means (i) having successfully completed an RMAP assessment against an applicable RMI standard or (ii) following RMI’s cross-recognition policy. "Active" means having (a) committed to undergo the RMAP assessment process, (b) completed the relevant documents, and (c) scheduled an on-site assessment, but have not yet been determined to be Conformant.

A total of four of the potential smelters and refiners were located in Covered Countries. Each of these four smelters or refiners that provided tantalum or tin were listed as Conformant for having successfully completed an assessment against the applicable RMI RMAP standard.

The inquiry regarding the origin or source of 3TG contained in our products did not provide sufficient information to conclusively determine the country of origin of 3TG contained in our products or whether such 3TG came from recycled or scrap sources, or whether the 3TG benefited or financed armed groups. Based on the information we obtained through the process summarized above, 3TG may have been sourced from Covered Countries by certain of the suppliers, based exclusively on the smelters and refiners deemed to be within the supply chain for our products; however, we cannot ascertain if a Covered Country source was in fact used for the 3TG contained in any of our products.

We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c).

This specialized disclosure report on Form SD can be accessed on FTC Solar’s investor relations website at https://investor.ftcsolar.com. The content of any website referred to in this Report is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FTC SOLAR, INC.

Date:	May 29, 2026	By:	/s/ Cathy Behnen
Cathy Behnen Chief Financial Officer